UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ener1, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29267A 20 3
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29267A 20 3

1	NAMES OF REPORTING PERSONS Alpha Class Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		4,555,588

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,555,588

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,555,588

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	29267A 20 3

Item 1(a)	Name of Issuer: Ener 1, Inc. (“Issuer”)

1(b)	Address of Issuer’s Principal Executive Offices: 1540 Broadway, Suite 25C New York, New York 10036

Item 2(a)	Name of Person Filing Alpha Class Investments Limited (“Reporting Person”)

2(b)	Address of Principal Business Office c/o TVG Capital Partners Limited, Unit A, 8/F World Trust Tower, 50 Stanley Street Central, Hong Kong

2(c)	Citizenship British Virgin Islands

2(d)	Title of Class of Securities: Common Stock

2(e)	CUSIP Number: 29267A 20 3

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

Item 4	Ownership
(a)	Amount beneficially owned:

4,555,588

(b)	Percent of Class:

3.8%

CUSIP No.	29267A 20 3
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

4,555,588

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

4,555,588

(iv)	shared power to dispose or to direct the disposition of:

0
The number of shares beneficially owned by the Reporting Person represents 1,995,588 shares of Common Stock and 2,560,000 warrant shares of the Issuer. The aggregate percentage of shares of Common Stock of the Issuer reported beneficially owned by the Reporting Person is based upon the 121,125,387 shares of Common Stock issued and outstanding as of November 9, 2009 as reported in the Issuer’s Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 as filed with the Securities and Exchange Commission on January 19, 2010.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	29267A 20 3
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 1, 2010

Signature:	/s/ Varun Bery
	Name:	Varun K. Bery
	Title:	Director